SEC File Number
000-49971

CUSIP Number
67517P 10 9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-49971

NOTIFICATION OF LATE FILING

(Check One):	/X/ Form 10-KSB	/ / Form 20-F	/ / Form 11-K	/ / Form 10-Q
/ / Form N-SAR

For Period Ended:	September 30, 2004

/ /	Transition Report on Form 10-K
/ /	Transition Report on Form 20-F
/ /	Transition Report on Form 11-K
/ /	Transition Report on Form 10-Q
/ /	Transition Report on Form N-SAR

For the Transition Period Ended:

     READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

     NOTHING ON THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 — REGISTRANT INFORMATION
PART II — RULES 12b-25(B) AND (C)
PART III — NARRATIVE
Part IV — Other Information

PART 1 — REGISTRANT INFORMATION

Full Name of Registrant:

OCEAN WEST HOLDING CORPORATION

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

15991 Redhill Avenue, Ste. 110

City, State and Zip Code:
Tustin, CA 92780

PART II — RULES 12b-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

/X/	(b)	The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Ocean West Holding Corporation (“Ocean West” or “Registrant”) is unable to complete its preparation of its financial statements for the period ended September 30, 2004 and the related disclosures in Parts I, II, III and IV of Form 10-KSB by December 29, 2004 without unreasonable effort and expense.

     As previously reported in Registrant’s Current Reports on Form 8-K, as filed with the Commission on September 8, 2004, registrant reported the resignation of Hein & Associates LLC as its independent accountants effective September 2, 2004, and on November 29, 2004 engaged its new independent accountants, Chavez & Koch, CPA’s, as filed on Form 8K dated December 3, 2004.

     As a result of the recent change in independent accountants, Chavez & Koch is still in the process of completing its audit of Registrant’s financial statements for the fiscal year ended September 30, 2004. Accordingly, Registrant is unable to file its Form 10-KSB for the period ending September 30, 2004 as of this date.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Wayne K. Bailey, CFO	(714) 247-4220

(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

/X/ Yes          /  / No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/X/ Yes          /  / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s revenues decreased 43% for the year ended September 30, 2004, which resulted in an estimated net loss of approximately $1.5 million as compared to net income of $105,155 for the year ended September 30, 2003. The primary reason for the decrease was the Company’s inability to borrow on its warehousing line of credit, which resulted in a decrease in loan origination, as well as increasing interest rates for the mortgage banking industry.

Ocean West Holding Corporation

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 30, 2004

By:	/s/ Wayne K. Bailey
Wayne K. Bailey, CFO

December 29, 2004

Wayne K. Bailey
Ocean West Holding Corporation
15991 Redhill Avenue, Ste. 110
Tustin, CA 92780

Please be advised that we are unable to provide our opinion on the consolidated financial statements of Ocean West Holding Corporation for the fiscal year ended September 30, 2004 because we are still in the process of completing our audit of the financial statements for fiscal year ended September 30, 2004.

Very truly yours,
/s/Chavez and Koch CPA’s
Chavez and Koch CPA’s